Filed Pursuant to Rule 433
Registration No. 333-192562
March 18, 2015

U.S. $750,000,000
TransCanada PipeLines Limited

4.60% Senior Notes due 2045

Issuer:	TransCanada PipeLines Limited

Security:	4.60% Senior Notes due 2045

Size:	U.S.$750,000,000

Maturity Date:	March 31, 2045

Coupon:	4.60%

Interest Payment Dates:	March 31 and September 30, commencing on September 30, 2015

Price to Public:	100.00% of principal amount

Re-Offer Yield:	4.60%

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	Callable, in whole but not in part, at par, on each March 31 on or after March 31, 2020, plus accrued and unpaid interest, if any, to but excluding the redemption date.

Tax Redemption:	At any time, in whole but not in part, at par if certain changes affecting Canadian withholding taxes occur.

Trade Date:	March 18, 2015

Expected Settlement Date:	March 31, 2015 (T+9)

ISIN:	XS1117298320

Common Code:	111729832

Issuer Ratings:	A- by Standard & Poor’s Ratings Services
A3 by Moody’s Investors Service, Inc.

Manager:	E.Sun Commercial Bank, Ltd.

Structuring Agent:	J.P. Morgan Securities LLC

Day Count Convention:	30/360

Business Days:	New York, Toronto, Calgary and Taipei

Business Day Convention:	Unadjusted/following

Clearing Systems:	Euroclear/Clearstream

Listing:

Application has been made to the Taipei Exchange, formerly known as GreTai Securities Market (the “TPEx”) for listing of, and permission to deal in, the Securities by way of debt issues to professional institutional investors under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the Republic of China (“ROC”). No assurance can be given that such application will be approved or that the TPEx listing will be maintained. The TPEx is not responsible for the content of this pricing term sheet and no representation is made by the TPEx as to the accuracy or completeness of this pricing term sheet. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this pricing term sheet.

ROC Selling Restrictions:

The Securities have not been, and shall not be, offered, sold or resold, directly or indirectly, in the ROC to investors other than “professional institutional investors” as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC.

Note: An issuer rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by contacting the issuer at:

Investor Relations
Email: investor_relations@transcanada.com
Telephone: 1.403.920.7911; 1.800.361.6522 (Toll-free within North America)
Fax: 1.403.920.2457
Mailing Address:
450 - 1st Street S.W.
Calgary, Alberta
Canada T2P 5H1